EXECUTION COPY

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is entered into this 1st day of May, 2007, by and among the Sellers listed on Exhibit A attached hereto (each individually, a “Seller” or a “Debtor”, and, collectively, the “Sellers” or the “Debtors”) and CPI Corp., a Delaware corporation (the “Buyer”). The Buyer and the Sellers are also referred to each individually as a “Party,” and, collectively, as the “Parties.”

RECITALS

Whereas, the Sellers are debtors-in-possession in the jointly administered Chapter 11 reorganization cases, Case No. 06-22541 (collectively, the “Cases”), pending before the Honorable Adlai S. Hardin, Jr. in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), and is subject to the jurisdiction thereof; and

Whereas, each of the Sellers wishes to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer wishes to purchase, assume and acquire, in accordance with Sections 363 and 365 of the Bankruptcy Code the other applicable provisions of the Bankruptcy Code, all of the Assets (as hereinafter defined), together with the Assumed Liabilities (as hereinafter defined), of the Sellers upon the terms and subject to the conditions set forth in this Agreement; and

Whereas, the Assets will be sold pursuant to an order of the Bankruptcy Court authorizing and approving the sale of such Assets under Section 363 of the Bankruptcy Code and directing the assumption and assignment of the Assumed Agreements (as hereinafter defined) and Assumed Liabilities under Section 365 of the Bankruptcy Code and the terms and conditions of this Agreement; and

Whereas, subject to the Bankruptcy Court’s entry of the 363/365 Order, which Order shall, inter alia, incorporate the terms of this Agreement, the Buyer will purchase from the Sellers, and the Sellers will sell, transfer, convey, assign and deliver to the Buyer, all of the Assets together with the Assumed Liabilities, of the Sellers upon the terms and subject to the conditions set forth in this Agreement; and

Whereas, the Parties have agreed on the terms and conditions of a sale and assignment of the Assets of the Sellers to the Buyer and the assumption of the Assumed Liabilities of the Sellers by the Buyer on the terms and conditions set forth herein.

AGREEMENT

Now, therefore, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties mutually agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS

1.1          Defined Terms. All capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth for such terms in Article 15.

1.2          Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, the Sellers hereby agree that at the Closing they shall sell, transfer, convey, and assign to the Buyer, free and clear of all Liens (except for the Permitted Liens), and the Buyer shall purchase, assume and acquire from the Sellers, all the Sellers’ right, title and interest in, to and under all of the business, properties, assets, and goodwill of whatever kind and nature, real or personal, tangible or intangible, actual or contingent, which are owned or held by the Sellers, other than the Excluded Assets, (collectively, the “Assets”), and including the following:

(a)           All of the Sellers’ interest in and to the agreements designated on Schedule 1.2(a) (the “Assumed Agreements”);

(b)           All Owned Real Property and all of the Sellers’ interest in the buildings, fixtures, signs, parking facilities, trash facilities, fences, other improvements, appurtenances and hereditaments related to the Owned Real Property;

(c)           All equipment and leasehold improvements installed in the Leased Real Property and the Subleases, and all of the Equipment, including all Equipment used in connection with the operation of the Leased Real Property;

(d)           All Licenses (to the extent such Licenses are freely transferable) and all rights to use existing telephone numbers of Sellers’ studios and rights arising under Equipment warranties;

(e)	All Other Cash On Hand located in the studios of Sellers;
(f)	All Intellectual Property;
(g)	All Inventory;

(h)           All Accounts Receivable and notes receivable as of the Closing Date, together with all unpaid accrued interest thereon and all rights of collection with respect thereto;

(i)            All security and other deposits and advances maintained by Sellers, except for the “Excluded Deposits” each of which is specifically set forth on Schedule 1.2(i);

(j)	All goodwill associated with the Business as a going concern;

(k)           All of the capital stock and/or equity securities of the PCA Subsidiaries;

(l)            All of the Sellers’ books, records, files, documents and other written or electronic materials, except those related solely to the Excluded Assets or the Excluded Liabilities;

(m)	All Affiliate Claims and Actions; and
(n)	Any other asset set forth on Schedule 1.2(m) hereto.

1.3          Excluded Assets. Notwithstanding anything to the contrary contained herein, expressly excluded from the description of the Assets are all of the Sellers’ right, title and interest in and to the following (collectively, the “Excluded Assets”):

(a)           All corporate and tax records of the Sellers, including, without limitation, the Sellers’ corporate charters, corporate minute and stock books and records, and other documents and instruments relating solely to the organization, maintenance and existence of the Sellers as corporations, partnerships, and limited liability companies or the Taxes of the Sellers;

(b)           All claims (including, without limitation, any litigation or arbitration claims and any refunds and deposits), rights, rights of offset or causes of action that the Sellers or its Affiliates may have against or from any person or entity relating exclusively to any of the Excluded Assets or the Excluded Liabilities;

(c)	All contracts and leases other than the Assumed Agreements;

(d)           All refunds, pre-payments, net operating losses and claims relating to federal, state or municipal income taxes of the Sellers for periods prior to the Closing Date;

(e)           The capital stock of the Sellers and each of their subsidiaries and all equity securities owned or held by any of the Sellers, other than the capital stock and equity securities of the PCA Subsidiaries;

(f)           All causes of action and claims that may be asserted against the Buyer and all rights of the Sellers under this Agreement or any other agreements or instruments otherwise delivered in connection with this Agreement;

(g)	All Excluded Deposits;

(h)           All confidential personnel and medical records of employees who do not become employees of any Buyer;

(i)	All Avoidance Actions;
(j)	All Excluded Subsidiaries;
(k)	The Hometown Threads Assets; and
(l)	Cash in excess of Other Cash on Hand.

ARTICLE 2

PURCHASE PRICE AND PAYMENT

2.1          Purchase Price. The Cash Consideration, less (a)  the Non-Ordinary Course Liabilities as set forth on the Adjustment Statement, less (b) the Workers Compensation Liabilities Adjustment, and less (c) the Investment Shortfall as set forth on the Adjustment Statement (the “Closing Payment”) shall be paid to the Sellers at the Closing by wire transfer of immediately available funds in accordance with instructions given by the Sellers to the Buyer.

2.2	Assumed Liabilities; Excluded Liabilities.

(a)           Effective as of the close of business on the Closing Date, the Buyer shall assume the following liabilities and obligations of the Sellers existing as of such time and arising from the operation of the Business prior to or on the Closing Date (collectively, the “Assumed Liabilities”):

(i)            All (A) Workers Compensation Liabilities, (B) Trade Payables, and (C) accrued and unpaid wages, salaries, and vacation pay under the accounts as set forth on Exhibit E related to the employees of Sellers and the PCA Subsidiaries that are hired by Buyer, in each case, only to the extent properly accrued as a current liability on the Adjustment Statement;

(ii)          All liabilities and obligations under Assumed Agreements and the Real Property Leases and the Subleases (to the extent that such leases or subleases are Assumed Agreements) arising after the Closing Date, including any Cure Costs;

(iii)         All Non-Ordinary Course Liabilities to the extent the Purchase Price has been reduced by such liabilities and as set forth on the Adjustment Statement;

(iv)         Liabilities arising from the letters of credit in respect of all Workers Compensation Liabilities and NOVA Information Systems, Inc. which are being replaced and or backstopped by Buyer pursuant to Section 3.3(f); and

(v)           The 2006 current tax liability of Sellers, currently estimated to be $417,000, for Canada and Provincial income taxes.

(b)           If any Asset is by its terms or by Applicable Law non-assignable or non-transferable, the Sellers shall use their commercially reasonable efforts to obtain, or cause to be obtained, on or prior to the Closing, any approvals or consents necessary to convey to the Buyer the benefit thereof. The Buyer shall cooperate with the Sellers in such manner as may be reasonably requested in connection therewith. In the event any consent or approval to an assignment contemplated hereby is not obtained on or prior to the Closing Date, the Sellers shall continue to use commercially reasonable efforts to obtain any such approval or consent after the Closing Date and the Sellers agree to enter into any appropriate and commercially reasonable arrangement to provide that the Buyer shall receive the Sellers’ interest in the benefits under any such Asset, provided that the Buyer shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent the Buyer would have been responsible therefore if such consent or approval had been obtained.

(c)           Except for the Assumed Liabilities, the Buyer shall not be subject to and shall not assume and shall not be liable for, any liabilities or obligations of any kind or nature, whether absolute, contingent, accrued, known or unknown, of the Sellers or related to the Business, including without limitation, the following (collectively, the “Excluded Liabilities”):

(i)            Any liability, obligation or related expense arising out of, pursuant to or in connection with any claim, action, suit, litigation, arbitration or other proceeding or governmental investigation involving the Sellers or any directors, officers, employees, agents or representatives thereof, or any services provided on or prior to the Closing, regardless of whether any such claim, action, suit, litigation, arbitration, proceeding or investigation is made, brought or commenced prior to or after the Closing;

(ii)          Any obligation or liability of the Sellers for Taxes other than taxes payable pursuant to Section 2.3 below;

(iii)         Any legal, accounting, financial advisor or other expenses of the Sellers in connection with the Cases, including the negotiation and consummation of the transactions contemplated hereunder;

(iv)         Any obligation or liability in respect of Outstanding Indebtedness, other than pursuant to Section 2.2(a)(iv);

(v)	Any obligation or liability under any Excluded Contracts;

(vi)         Any obligation or liability of the Sellers to their respective shareholders or Affiliates of the Sellers; and

(vii)        Other than the Severance Payments and Other Benefits, any obligation or liability arising from or related to any employment program approved by the Bankruptcy Court.

2.3          Allocation of Transfer Taxes; Fees. To the extent the transactions contemplated by this Agreement are not exempt under Section 1146 of the Bankruptcy Code, the Sellers, on the one hand, and the Buyer, on the other hand, each shall be equally liable for and pay 50% of all sales and transfer Taxes and all filing fees and documentary fees or Taxes related to the recording of all deeds and lease assignments, payable in connection with the purchase, sale or transfer of the Assets to, and the assumption of the Assumed Liabilities by, the Buyer pursuant to this Agreement. The Buyer and the Sellers shall use commercially reasonable efforts to minimize the amount of all the foregoing Taxes and shall cooperate in providing each other with any appropriate resale exemption certifications, tax clearance certificates and other similar documentation. The party that is required by applicable law to make the filings, reports, or returns and to handle any audits or controversies with respect to any of the foregoing Taxes shall do so, and the other party shall cooperate (and make reimbursement) with respect thereto as necessary.

2.4          Allocation of Purchase Price. No later than 60 days after the Closing Date, Buyer shall deliver to Sellers Schedule 2.4 which shall set forth a tax allocation of the Purchase Price, applicable Assumed Liabilities and other relevant items among the Assets in accordance with Section 1060 of the Tax Code and the regulations thereunder and any comparable provision of state or local law. Such allocation shall be binding on the Buyer and the Sellers for all tax purposes including, without limitation, the reporting of gain or loss and determination of basis for income tax purposes, and each of the Parties agrees that it or they will file a statement (on IRS Form 8594 or other applicable form) setting forth such allocation with its or their federal and applicable state income tax returns and shall also file such further information or take such further actions as may be necessary to comply with the Treasury Regulations that have been promulgated pursuant to Section 1060 of the Tax Code and similar applicable state laws and regulations.

2.5	Purchase Price Adjustments.

(a)           As set forth in Section 2.1, the Purchase Price shall be decreased by an amount equal to the sum of the Non-Ordinary Course Liabilities, the Workers Compensation Liabilities Adjustment, and the amount of any Investment Shortfall.

(b)           Prior to the Closing Date, the Sellers and Buyer shall cooperate with each other in the joint preparation of the Adjustment Statement. The Sellers shall provide the Buyer and its representatives with full access to the Sellers’ books and records to assist the Buyer in calculating and verifying the amounts for the Non-Ordinary Course Liabilities and Investment Shortfall, each as of the Closing Date. Not later than two (2) business days prior to Closing, the Sellers and Buyer shall reasonably agree on the Adjustment Statement, which shall contain agreed upon amounts for the Non-Ordinary Course Liabilities and Investment Shortfall and which shall be certified by Sellers and the Buyer as their good faith calculation of the items set forth on such statement.

2.6	Assumption and Assignment of Contracts; Cure Costs.

(a)           The Sellers will seek to assume and assign to Buyer the Assumed Agreements, and the 363/365 Order shall authorize such assumption and assignment.

(b)           At any time at least ten (10) business days prior to the entry of the 363/365 Order the Buyer may amend Schedule 1.2(a) to add and/or delete Assumed Agreements that would or would not be assumed and assigned pursuant to the 363/365 Order.

(c)           To the extent that any Assumed Agreements are subject to a cure (pursuant to Section 365 of the Bankruptcy Code and described in any Order of the Bankruptcy Court relating to such cure liability), the Buyer shall be responsible and agree to pay such Cure Costs at the Closing.

(d)           After the Closing Date, the Sellers shall be released from any further liability under the Assumed Agreements.

2.7          Deposit. The Buyer shall, within one (1) Business Day after the date hereof, deposit into a segregated account designated by the Sellers the Deposit. If the Closing takes place as provided herein, then the Deposit shall be credited against the Cash Consideration pursuant to Section 2.1 and paid to the Sellers at the Closing. If this Agreement is terminated pursuant to Sections 10.1(a), (b), (c), (d), (f), (g), (h), (i), (j), or (k) hereof, then Sellers shall promptly return the Deposit to the Buyer. If this Agreement is terminated pursuant to Section 10.1(e) hereof, then the Deposit shall be retained by the Sellers. Such deposit paid to the Sellers in accordance with the preceding sentence shall be deemed to be liquidated damages, and shall be the exclusive remedy of the Sellers in the event of a default by the Buyer hereunder. Sellers shall be precluded from pursuing any other remedies available to them, whether in contract, tort or otherwise.

ARTICLE 3

CLOSING

3.1          Closing. Consummation of the transactions contemplated by this Agreement shall occur on such date as is specified by Buyer after the conditions to Closing are satisfied on or before June 30, 2007 (the “Closing Date”), at the offices of McDermott Will & Emery LLP, New York, New York, or at such time and place as the Buyer and the Sellers may otherwise agree (the “Closing”).

3.2          Deliveries by the Sellers at Closing. At the Closing, the Sellers shall each execute, acknowledge and deliver to the Buyer the following (which events shall occur, each being deemed to have occurred simultaneously with the others):

(a)           A Bill of Sale in a form reasonably satisfactory to Buyer and its counsel and Sellers and their counsel (the “Bill of Sale”);

(b)           A Special Warranty Deed in a form reasonably satisfactory to Buyer and its counsel and Sellers and their counsel for each parcel of real property included in the Assets (subject only to such modifications as are appropriate to comply with the Applicable Laws of the state in which the real property is located) (collectively, the “Special Warranty Deeds”);

(c)           An Assignment and Assumption Agreement in a form reasonably satisfactory to Buyer and its counsel and Sellers and their counsel, pursuant to which the Buyer shall be assigned and shall assume the Assumed Agreements and the Assumed Liabilities from the Sellers (the “Assignment and Assumption Agreement”);

(d)           The wire transfer instructions regarding delivery of the Closing Payment; and

(e)	A copy of the 363/365 Order;
(f)	Trademark and patent Assignments;

(g)           A copy of the resolutions adopted by the Sellers’ Boards of Directors authorizing this transaction and the consummation thereof, certified by a secretary or assistant secretary of the Sellers to be a true and correct copy;

(h)           A certificate of incumbency as to those officers of the Sellers executing instruments in connection with this Agreement; and

(i)            All other documents, certificates, instruments or writings reasonably requested by Buyer in connection herewith, including, without limitation, all documents necessary to transfer all vehicles and other bank and brokerage accounts that constitute part of the Assets to Buyer.

3.3          Deliveries by the Buyer at Closing. At the Closing, the Buyer shall execute, acknowledge and deliver to the Sellers the following (which events shall occur, each being deemed to have occurred simultaneously with the others):

(a)	A duly executed Bill of Sale;
(b)	The duly executed Special Warranty Deeds;
(c)	A duly executed Assignment and Assumption Agreement;

(d)           The Closing Payment to the Sellers by wire transfer in immediately available funds;

(e)           A copy of the resolutions adopted by the Buyer’ Boards of Directors authorizing this transaction and the consummation thereof, certified by a secretary or assistant secretary of the Buyer to be a true and correct copy;

(f)           Evidence of replacement or backstop letters of credit for the letters of credit set forth on Schedule 3.3(f) in respect of all Workers Compensation Liabilities and NOVA Information Systems, Inc.; and

(g)           A certificate of incumbency as to those officers of the Buyer executing instruments in connection with this Agreement.

3.4          Deemed Consents and Cures. Except as set forth in Section 8.2(h) and (g) hereof, the Sellers shall be deemed to have obtained all required consents, as applicable, in respect of the assignment of any of the Assumed Agreements and all defaults thereunder shall be deemed to have been cured if, and to the extent that, pursuant to the 363/365 Order or another Order of the Bankruptcy Court, the Sellers are authorized to assume and assign any such Assumed Agreement to the Buyer pursuant to Section 365 of the Bankruptcy Code.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, represent that the following are true and correct as of the date hereof and will be true and correct at the date of the Closing after giving effect to the 363/365 Order:

4.1          Organization and Power. Each Seller (i) is a duly organized, validly existing corporation, partnership or limited liability company, as applicable, under the laws of the state or province of its organization, as applicable, (ii) has all requisite power and authority to carry on its Business as currently conducted, and (iii) has the requisite power and authority to own, lease, operate or hold the applicable Assets.

4.2          Authority; No Conflicts. Subject to Bankruptcy Court approval and entry of an Order of the Bankruptcy Court approving the terms of this Agreement, each Seller has the authority to enter into and consummate this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby.

4.3          Execution and Delivery. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Sellers has been duly authorized by all necessary corporate or other entity action, and the execution and performance of the Ancillary Agreements by the Sellers has been or will be authorized by all necessary corporate or other entity action prior to the Closing Date. Subject to Bankruptcy Court approval and entry of an Order of the Bankruptcy Court approving the terms of this Agreement, this Agreement constitutes, and upon execution of each of the Ancillary Agreements such agreements will constitute, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with their respective terms.

4.4          Sale Free and Clear of Liens. On the date of the Closing, after giving effect to the 363/365 Order, (i) the Assets will be transferred to Buyer free and clear of all Liens other than Permitted Liens, and (ii) Buyer will obtain good title to the Assets free and clear of all Liens other than Permitted Liens.

4.5	Ownership of Assets; Subsidiaries.

(a)           Except as set forth on Schedule 4.5(b) hereto, the Sellers collectively have good title to, or valid leasehold interest in, the tangible Assets.

(b)           The PCA Subsidiaries represent all of the Affiliates of Portrait Corporation of America, Inc. not included as a “Debtor” in the Cases. Section 4.5 of the Disclosure Schedule attached hereto sets forth the following for each PCA Subsidiary: (i) its name and jurisdiction of organization, (ii) the number of authorized shares or other equity interest for each class of its equity, (iii) the number of issued and outstanding shares or equity interests of each class of its capital stock or equity, the names of the holders thereof, and the number of shares or other equity interests held by each such holder, (iv) the number of shares or other equity interests of its equity held in treasury, and (v) its directors and officers. Each PCA Subsidiary is an entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization. Each PCA Subsidiary is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Each PCA Subsidiary has full entity power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. All of the issued and outstanding shares or other equity interests of each PCA Subsidiary have been duly authorized and are validly issued, fully paid, and non-assessable. Sellers hold of record and own beneficially all of the outstanding shares or other equity interests of the PCA Subsidiaries, free and clear of any restrictions on transfer, Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands, except for the lien of Wells Fargo Foothill on 65% of the equity securities of the PCA Subsidiaries, which lien will be extinguished by Sellers at Closing. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any Seller to sell, transfer, or otherwise dispose of any equity of any of a the PCA Subsidiaries or that could require any PCA Subsidiary to issue, sell, or otherwise cause to become outstanding any of its own equity (other than this Agreement). There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any PCA Subsidiary. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any equity of any PCA Subsidiary. No Seller controls directly or indirectly or has any direct or indirect equity participation in any Person that is not another Seller or a PCA Subsidiary. Except for the PCA Subsidiaries, no Seller owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

4.6	Financial Information.

(a)           Attached hereto to Section 4.6 of the Disclosure Schedule is a true and correct copy of the audited consolidated balance sheet of the Sellers and the PCA Subsidiaries as of January 29, 2006 and the unaudited consolidated balance sheet of the Sellers as of January 28, 2007 and the related statements of income, stockholders equity and cash flows for the periods then ended and the unaudited consolidated balance sheet of the Sellers and the PCA Subsidiaries as of March 4, 2007 (the “Interim Balance Sheet”) and the related statements of income, stockholders equity and cash flows for the five week period then ended (collectively, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with GAAP, consistently applied, (ii) have been prepared in accordance with the Sellers’ historical practices, and (iii) fairly present the financial position and the results of operations of the Sellers and the PCA Subsidiaries as of the dates and for the periods indicated. Sellers will provide a true and correct copy of the audited consolidated balance sheet of the Sellers and the PCA Subsidiaries as of January 28, 2007 and the unaudited balance sheet as of April 1, 2007 (or as of April 29, 2007 if the Closing occurs on or after June 1, 2007) and the related statements of income, stockholders equity and cash flows for the four week period then ended (or four week period ended April 29, 2007 if the Closing occurs on or after June 1, 2007) for each as soon as they become available, but in any event, prior to Closing.

(b)           Except (1) as set forth on Section 4.6 of the Disclosure Schedule and (2) the payment of a sale bonus as may be approved pursuant to the motion filed with the Bankruptcy Court, since January 28, 2007, there has not been any of the following: (i) any event, changes or development resulting in, or that reasonably could be expected to result in, a Material Adverse Effect; (ii) any increase in the compensation (including severance or termination pay) or benefits payable or to become payable to or on account of employees or others, or the payment of any bonus, except consistent with past practices and in the ordinary course of business; (iii) any damage to, or destruction or loss of, a material asset, or any disposition , sale or transfer of assets, other than (A) sales of finished goods in the ordinary course of business on terms consistent with past practice and (B) the sale of PCA’s Hometown Threads division; (iv) any material change in the method of operation or practices of the Business, including any material change in the sales, shipping, invoicing, pricing, credit, collection or accounting practices; or (v) any agreement to take any of the foregoing actions, except for the agreement to sell PCA’s Hometown Threads division.

(c)           Except as reflected in the Financial Statements, Sellers have no liabilities concerning the Assets and the Business other than immaterial liabilities arising in the ordinary course of the Business that have not been disclosed to Buyer in this Agreement or the Disclosure Schedule hereto and, to Sellers’ knowledge, there is no basis for any present or future action, suit, proceeding, investigation, charge, complaint, claim or demand against the Assets or the Business that would give rise to any undisclosed liabilities that have not been disclosed to Buyer in this Agreement or the Disclosure Schedule hereto.

4.7	Taxes. Except as set forth on Schedule 4.7:

(a)           All material ad valorem and other property Taxes relating to the Assets have been fully paid for all tax years ending on or before the Closing and there are no material delinquent property Tax Liens or assessments; and

(b)           the Sellers have paid (or will pay on or before the Closing) all Taxes of whatever kind pertaining to the Assets and the Business and required to be filed by any Sellers for all periods up to and including the Closing Date, except for the Canadian Tax Liabilities and 2006 current tax liability of Sellers for Canada and Provincial income taxes.

4.8          Litigation. Except as set forth on Schedule 4.8, and except for the Cases, there is no claim, litigation, action, arbitration or legal proceeding before a Governmental Entity or, to the Sellers’ knowledge, threatened against the Sellers, affecting (i) the Sellers’ ability to perform its obligations hereunder, (ii) the rights granted under the Material Contracts, or (iii) the ownership, use, maintenance or operation of the Assets, the Business, or the studios operated by the Sellers, that could reasonably be expected to have a Material Adverse Effect.

4.9          Contracts. All Material Contracts are listed on Section 4.9 of the Disclosure Schedule, Each Material Contract is valid, binding upon the applicable parties hereto and in full force and effect, and at the Closing, no party to any Material Contract will be in material breach thereof or material default thereunder.

4.10        Permits; Compliance with Laws. Sellers possess all permits, Licenses, approvals, authorizations, consents or filings with Governmental Authorities necessary for the conduct of the Business (the “Permits”) other than Permits that (A) are not customarily required to be obtained in connection with businesses having operations similar to those of the Business, (B) could, in the reasonable judgment of Sellers, be obtained in the ordinary course of business after Closing through routine, administrative filings, and (C) if not obtained, would not, individually or in the aggregate, materially affect Buyer or the Business. All material Permits issued to Sellers are in full force and effect and none is undergoing any form of review or proceeding. Except as set forth in Section 4.10 of the Disclosure Schedule, to the knowledge of Sellers, no outstanding violations are or have been recorded in respect of any of the Permits. The operation of the Business complies in all material respects with all Laws and the requirements and conditions of all Permits, including, without limitation, all applicable operating certificates and authorities, and all other rules, regulations, directives and policies of all Governmental Authorities having jurisdiction over the Business. No proceeding is pending or, to the knowledge of Sellers, threatened to revoke, withdraw or limit any such Permit, and to the knowledge of Sellers, there is no fact, error or admission relevant to any Permit that would permit the violation of or revocation, withdrawal or limitation or result in the threatened violation of or revocation, withdrawal or limitation of any such Permit. After the Closing, Sellers shall use their commercially reasonable efforts to transfer each Permit that is freely assignable to the Buyer.

4.11        Broker or Finder. Except as set forth on Section 4.11 of the Disclosure Schedule attached hereto, no Person assisted in or brought about the negotiation of this Agreement, or the subject matter of the transactions contemplated herein, in the capacity of broker, agent, or finder or in any similar capacity on behalf of the Sellers.

4.12        Third Party Approvals. Except for (a) entry of the 363/365 Order, and (b) approvals or consents set forth on Section 4.12 of the Disclosure Schedule, the execution, delivery and performance by Sellers of this Agreement and the consummation of the transactions contemplated hereby do not require any consent, waiver, authorization or approval of, or filings with, any Person (including, without limitation, any Governmental Authority) that has not been obtained or is not deemed to be overridden by applicable provisions of the Bankruptcy Code (the matters described in this Section 4.12, collectively referred to as the “Consents”).

4.13	Real Estate.

(a)           Sections 4.13(a)(i) and 4.13(a)(ii) of the Disclosure Schedule contain true, correct and complete list of (i) Owned Real Property, including the name of the owner of record thereof, an accurate street address and tax parcel identification number for all tracts, and a brief description of the use of such Owned Real Estate and (ii) all Leased Real Property, including, without limitation, an accurate street address, a brief description of the use of such Real Property and an accurate description (by location, name of (sub)lessor, name of (sub)lessee, date of lease and term expiry date) of Real Property Lease. Except as set forth on Section 4.13(a) of the Disclosure Schedule, none of the Sellers owns or holds, or is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any of the Real Property. Except as set forth on Section 4.13(a) of the Disclosure Schedule each of the Sellers has and at Closing will transfer to Buyer good, indefeasible and transferable title to, or valid leasehold interest in, its estates in the Real Property, free and clear of any Liens other than Permitted Liens. Except as set forth on Section 4.13(a) of the Disclosure Schedule, Sellers enjoy peaceful and undisturbed possession under all Real Property Leases that are Assumed Agreements.

(b)           To the knowledge of Sellers, except as set forth on Section 4.13(a) of the Disclosure Schedule, all material components of all improvements included within any Real Estate, including, without limitation, the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein (collectively, the “Improvements”), are in good operating condition and repair, subject only to ordinary wear and tear of same, and are adequate to conduct the Business as currently conducted. Each of the premises on each parcel of Real Property has access to sufficient quantities of water, sewer, gas, steam, electric, telephone, drainage and other utilities required to conduct the Business as presently conducted. None of the Sellers has received any written notice of any termination or material impairment of any such utilities and, to the knowledge of Sellers, no such termination or material impairment will occur prior to, on or after the Closing Date.

(c)           Except as set forth on Section 4.13(c) of the Disclosure Schedule all material Permits and third party consents and approvals required to have been issued to any of the Sellers to enable any Real Property to be lawfully occupied and used for all of the purposes for which such Real Property is currently occupied and used, have been lawfully issued and are in full force and effect. Except as set forth on Section 4.13(c) of the Disclosure Schedule, none of the Sellers has received any notice of any pending, threatened or contemplated condemnation proceeding affecting any Real Property or any part thereof or any proposed termination or impairment of any parking at any of the Real Property or of any sale or other disposition of any of the Real Property or any part thereof in lieu of condemnation and, to the knowledge of Sellers, no condemnation, termination or impairment will occur prior to, on or after the Closing Date.

(d)	Except as set forth on Section 4.13(d) of the Disclosure Schedule:

(i)           none of the Real Property, Improvements, or other facilities or fixtures related thereto or the current use thereof, (A) contravenes, violates or fails to conform in any material respect with applicable Laws or restrictive covenants, including, without limitation, regulations under the Americans with Disabilities Act or otherwise relating to the disabled or (B) encroaches upon the real property or any right-of-way or easement of others, nor is any such Real Property encroached upon by structures of others in any case in any material manner;

(ii)          no material charges or violations have been filed, served, made or, to the knowledge of Sellers, threatened against Sellers or any other Person relating to the Real Property or the Improvements or any of the operations conducted at any Real Property;

(iii)         except pursuant to the Real Property Leases, at the Closing there will exist no restriction on the use, transfer or mortgaging of any Real Property;

(iv)         there are no developments affecting any of the Real Property or interests of Sellers or therein pending or threatened that might reasonably be expected to curtail or interfere in any material respect with the use of any such Real Property for the purposes for which it is now used and, to the knowledge of Sellers, no such developments will arise prior to, on or after the Closing Date.

(e)           None of the Sellers has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Real Property, except for assignments, transfers, conveyances, mortgages, deeds of trust or other encumbrances that will be released or terminated at Closing.

(f)           True, complete and accurate copies of (i) all deeds, leases, existing title insurance policies and surveys of or pertaining to the Real Property and (ii) all instruments, agreements and other documents evidencing, creating or constituting any Liens or other encumbrances affecting the Real Property have been made available to Buyer.

4.14	Environmental Matters.

(a)           Except as set forth on Section 4.14 of the Disclosure Schedule: (i) the conduct and operation of the Business and each of the Assets have at all times been and are currently in material compliance with all applicable Environmental Laws, (ii) none of the Sellers have received any written communication from any Person that alleges that the Business or any of the Assets is not in compliance with, or is otherwise subject to liability or responsibility under, any Environmental Law, (iii) there are no facts or circumstances in existence in relation to the Business or any of the Assets that could reasonably be expected to give rise to a material Environmental Liability. Section 4.14 of the Disclosure Schedule sets forth a true, complete and accurate list of all orders, decrees or other legally binding documents relating to the Business or any of the Assets issued pursuant to or entered into under any Environmental Law.

(b)           Without in any way limiting the generality of the foregoing, all underground storage tanks, and the capacity and contents of such tanks, located on the Owned Real Property are identified on Section 4.14 of the Disclosure Schedule.

(c)           Except as set forth on Section 4.14 of the Disclosure Schedule and to the knowledge of Sellers, none of the Sellers have disposed of, sent or arranged for the transportation of Materials of Environmental Concern at or to a site, or owned, leased or operated a site, that (i) pursuant to Environmental Law has been placed or is proposed to be placed by the United States Environmental

Protection Agency or similar state or foreign authority on the National Priorities List or similar state or foreign list, as in effect as of the Closing Date, or (ii) has been or is involved in any government-sponsored voluntary cleanup program. Except as set forth on Section 4.14 of the Disclosure Schedule, none of the Sellers have received, in relation to any such site, any written request or demand for documents or information or any written notice of potential or actual liability under any Environmental Law.

(d)           Sellers have obtained all environmental Permits necessary for the ownership and operation of the Assets, and a true, complete and accurate list of such Environmental Permits is set forth on Section 4.14 of the Disclosure Schedule.

4.15        Sufficiency of Assets. The Assets (i) constitute all of the assets, properties, rights and claims, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Sellers in all material respects, (ii) include all of the operating assets of the Business, and (iii) are in good operating condition and repair (subject to normal wear and tear), and are suitable for the use for which they are being used in the Business.

4.16        Labor and Employment Matters. Sellers (i) have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to their employees; and (ii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(a)           Except as set forth on Section 4.16(a) of the Disclosure Schedule, none of the Sellers is a party to a collective bargaining agreement (including side letters or agreements, supplemental agreements or memorandum of understanding that would materially alter a collective bargaining agreement) covering any employees (collectively, a “Collective Bargaining Agreement”) nor is any Seller currently, nor during the past 18 months has any of them been, involved in any material discussion with any unit or group seeking to become the bargaining unit for any employees of Sellers with respect to the Business, and, except as set forth on Section 4.16(a) of the Disclosure Schedule, at no time since January 1, 2005, has any labor union been newly certified to represent any of such employees nor any Seller experienced any strike, grievance, arbitration, labor dispute, unfair labor practice, slow down or work stoppage or similar material labor difficulty with respect to the employees of Sellers involved in the operation of the Business.

(b)           To the knowledge of Sellers, except as set forth on Section 4.16(b) of the Disclosure Schedule, there is no union organizing activity, petition or application pending before the National Mediation Board or other labor relations boards or tribunals seeking certification or any changes in certification of a labor representative or union with respect to any craft or class of employees of the Sellers.

(c)           Except as provided in Section 4.16(c) of the Disclosure Schedule and except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, none of the Sellers has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof that will affect Buyer or the Assets. There is no health care plan sponsored or maintained by Sellers that provides health or dental coverage or benefits to any current or future retiree of Sellers or their spouses or dependents.

(d)           Section 4.16(d) of the Disclosure Schedule contains a list of all Employee Plans maintained or contributed to by any Seller. With respect to any employee benefit plans within the meaning of Section 3(3) of ERISA that is sponsored, maintained, or contributed to, or has been sponsored, maintained, or contributed to within six (6) years prior to the Closing Date, by any Seller, or any corporation, trade, business, or entity under common control with any Seller, within the meaning of Section 414(b), (c), (in) or (o) of the Code or Section 4001 of ERISA (“Commonly Controlled Entity”), except as set forth on Section 4.16(d) of the Disclosure Schedule, (i) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied in full, (ii) no liability to the Pension Benefit Guaranty Corporation has been incurred by either Seller or any Commonly Controlled Entity, which liability has not been satisfied in full, (iii) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, (iv) all contributions (including, without limitation, employer contributions and employee elective deferred contributions) that are due have been paid to the Savings Plan and all contributions (including, without limitation, installments) to such plan (other than the Savings Plan) required by Section 302 of ERISA and Section 412 of the Code have been timely made and all contributions for any period ending before the Closing Date that are not yet due have been paid up to and including the Closing Date to any such employee benefit plan which is subject to Section 302 of ERISA or Section 412 of the Code, or accrued on the books of Sellers or any Commonly Controlled Entity and (v) no liability under Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA has been incurred by any Seller or any Commonly Controlled Entity that could become a Liability of Buyer or any of its Affiliates, and (vi) no Employee Plan is subject to Title IV of ERISA.

(e)           With respect to the employees, none of the Sellers has any obligation to contribute to any multiemployer defined benefit pension plans (as defined in ERISA Section 400 l(a)(3)) subject to Title 1V of ERISA (each, a “Multiemployer Plan”). Prior to the Closing Date, Sellers have provided to Buyer true and complete copies of all information which has been provided to any Seller within the past two (2) years regarding assessed or potential withdrawal liability under any such Multiemployer Plan. In no event shall such withdrawal liability exceed $30,000.

4.17        Intellectual Property. Section 4.17 of the Disclosure Schedule includes a listing of all of the patents, trademark, service mark and copyright registrations and the pending patent, trademark and copyright applications for Intellectual Property that are owned by Sellers. Section 4.17 of the Disclosure Schedule also includes a listing of all licenses and other agreements to which any Seller is a party that is material to the operation of the Business and pursuant to which any Seller authorizes any other Person to use any Intellectual Property and also includes a listing of all licenses and other agreements pursuant to which Intellectual Property that is used in and material to the operation of the Business and owned by Persons other than any Seller is licensed to any Seller. Except as set forth on Section 4.17 of the Disclosure Schedule, no Seller has been notified in writing, that it is or may be infringing any patents, trade secrets, trademarks, trade names, service marks, service names, copyrights or other Intellectual Property of any third party and, to the knowledge of the Sellers, there is no continuing infringement of the Intellectual Property of Sellers by other Persons. Except as set forth in Section 4.17 of the Disclosure Schedule, none of the Sellers is bound by any outstanding judgment, injunction, order or decree restricting the use of the Intellectual Property, or restricting the licensing thereof by Sellers to any Person and the issued patents and the issued trademark, service mark and copyright registrations listed on Section 4.17 of the Disclosure Schedule have not lapsed, expired or been cancelled. All Intellectual Property necessary for the ownership of the Assets and the operation of the Business consistent with past practice is included in the Assets. Sellers have taken reasonable measures to protect and maintain all of the Seller’s rights in their Intellectual Property.

4.18        Employees. As of the date hereof, to the knowledge of Sellers, no employee of Sellers, the departure of whom would have material negative consequences to Sellers or the Business, as determined by Sellers in good faith, has, either orally or in writing, submitted his or her resignation to any Seller, or has notified any Seller in writing that he or she intends to terminate his or her employment with Sellers. Set forth on Section 4.18 of the Disclosure Schedule is a complete list of (i) all employees having a title of manager, director, assistant vice president, vice president, senior vice president, district manager, regional manager or divisional vice president (with their title or job function) who since August 31, 2006 have either resigned or to the knowledge of Sellers have indicated, either orally or in writing, that they intend to resign or otherwise terminate their employment with Sellers and (ii) employees reasonably deemed by Sellers to be critical to the business and operations of Sellers and the PCA Subsidiaries who have, to the knowledge of Sellers, indicated either orally or in writing, that they intend to terminate their employment with Sellers or to not accept employment with Buyer.

4.19        Complaints and Claims. The customer complaint, warranty and return experience for the Sellers for the period since January 1, 2005 is set forth on Section 4.19 of the Disclosure Schedule.

4.20        Disclaimer of Representations and Warranties; Schedules. NEITHER THE SELLERS NOR ANY EMPLOYEES, DIRECTORS, OFFICERS, SHAREHOLDERS OR REPRESENTATIVES OF THE SELLERS HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, RELATING TO THE SELLERS OR THEIR BUSINESS OPERATIONS OR PROSPECTS OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO MERCHANTIBILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OTHER THAN THOSE EXPRESSLY MADE IN THIS AGREEMENT OR ANY SCHEDULE HERETO.

4.21        Termination of Representations and Warranties Upon Closing. The representations and warranties of the Sellers in this Agreement and each Ancillary Agreement shall not survive the Closing Date and shall be null and void ab initio and of no further force or effect immediately after the Closing Date.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants that:

5.1          Organization and Power. Buyer (i) is a duly organized, validly existing entity under the laws and in good standing in the State of Delaware, (ii) has all requisite power and authority to carry on the business in which it is now engaged, and (iii) Buyer’s relevant Persons have taken all action required by law, and by such Buyer’s organizational documents, to authorize the execution and delivery of this Agreement and the purchase of the Assets in accordance with this Agreement.

5.2          Authority; No Conflicts. Buyer has the requisite power and authority (including full corporate power and authority) to execute this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

5.3          Execution and Delivery. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Buyer has been duly authorized by all necessary corporate action, and the execution and performance of the Ancillary Agreements by the Buyer has been or will be authorized by all necessary corporate action prior to the Closing Date. Subject to Bankruptcy Court approval and entry of an Order of the Bankruptcy Court approving the terms of this Agreement, this Agreement constitutes, and upon execution of each of the Ancillary Agreements such agreements will constitute, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms.

5.4          Litigation. To the Buyer’s knowledge, there is no claim, litigation, action or legal proceeding before a Governmental Entity or, to the Buyer’s knowledge, threatened against the Buyer, adversely affecting the Buyer’s ability to perform their obligations hereunder. There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to Buyer’s knowledge, threatened against the Buyer.

5.5          No Brokers. The Buyer has not utilized the services of or contracted or dealt with a broker or finder in connection with the purchase of the Assets or any portion thereof, and no commission or other compensation is or shall be due or owed from the Buyer to any Person with respect to the purchase and sale of the Assets.

5.6          Termination of Representations and Warranties Upon Closing. The representations and warranties of the Buyer in this Agreement and each Ancillary Agreement shall not survive the Closing Date and shall be null and void ab initio and of no further force or effect immediately after the Closing Date.

ARTICLE 6

COVENANTS OF THE SELLERS

Each Seller covenants and agrees with the Buyer that:

6.1          Access. Prior to the Closing, Sellers shall afford to the employees, attorneys, accountants or other authorized representatives of Buyer and its financing sources reasonable access during normal business hours to the business, Real Estate, facilities, books and records (regardless of form or medium, which shall include, without limitation, source code and related documentation, databases, and other electronic media), and employees who are at (i) the manager level of Director and above and provide Sellers with a reasonable opportunity to designate a representative of management to accompany Buyer on such visit and (ii) any level below Director so long as accompanied by a designee of the management of Sellers and the PCA Subsidiaries, so as to afford Buyer and its financing sources reasonable opportunity to make such review, examination and investigation of the Business as Buyer reasonably determine is necessary in connection with the consummation of the transactions contemplated hereby and the financing thereof and during such period Sellers shall furnish, as reasonably promptly as practical, to Buyer and their representatives any information they may reasonably request; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere in a material way with the normal operations and business of Sellers, and Buyer shall be permitted to make extracts from or to make copies of such books and records as may be reasonably necessary in connection therewith; provided, however, that in the event that any Seller has executed an agreement with a third party providing that any information in its possession from such third party is covered by confidentiality protections, Seller shall not provide access to such information to Buyer until Seller has obtained the necessary waivers from such third party to permit the disclosure to Buyer of such information and Seller shall use its best efforts to obtain such waivers. Sellers shall promptly deliver to Buyer copies of all pleadings, motions, notices, statements, schedules, applications, reports and other papers filed by Sellers, or by any Person in the Cases. Sellers shall promptly provide to Buyer all documents and materials relating to the Assets, the Business and the Assumed Agreements or any portion thereof, and otherwise cooperate with Buyer, to the extent reasonably necessary in connection with Buyer’s preparation for or participation in any part of the Cases in which Buyer’s participation is necessary, required or reasonably appropriate. Sellers shall also execute and deliver any consents or waivers necessary to provide Buyer access to the work papers of Sellers’ independent accountants. Sellers shall provide the Buyer and their representatives with reasonable access to the facilities used in the operation of the Business so long as Buyer provide Sellers with sufficient advance notice of such access (which shall be no less than two business days) to permit Sellers to designate a party to accompany Buyer when they are visiting Sellers’ facilities should they so desire and shall cooperate with Buyer in connection with Buyer’s environmental due diligence investigation, if any. All requests for information pursuant to this Section 6.1(a) shall be directed to any of the persons listed on Schedule 6.1(a) or any other such additional person as may be designated by Seller. All information received pursuant to this Section 6.1(a) shall be governed by the terms of that confidentiality letter between certain of the Buyer and Sellers, dated March 16, 2007 (the “Confidentiality Agreement”).

6.2          Commercially Reasonable Efforts. Each Seller shall use its commercially reasonable efforts to cause, to the extent within such Seller’s control, the conditions set forth on Article 8 to be satisfied and to facilitate and cause the consummation of the transactions contemplated hereby.

6.3          Notice to the Buyer. Each Seller agrees to promptly notify the Buyer in writing of any information it obtains or becomes aware of that would indicate that a representation and warranty of the Sellers made herein or in any Schedule hereto is not correct in all material respects or that any of the conditions to Closing will not be satisfied.

6.4          New Commitments. Without the prior written consent of the Buyer (which shall not be unreasonably withheld), no Seller shall prior to the Closing (i) enter into any new agreement or commitment with respect to the Assets or the Business other than in the ordinary course operation of the Business, (ii) modify or terminate any existing agreements relating to the Assets other than in the ordinary course operation of the Business, or (iii) encumber, sell or otherwise dispose of any of the Assets other than personal property that is replaced by equivalent property or consumed in the normal, ordinary course operation of the Business, except for any commitment as set forth on Schedule 6.4 sought pursuant to motions pending with or approved by the Bankruptcy Court as of the date hereof.

6.5          Maintenance of Interests. Each Seller will use reasonable commercial efforts from the date of execution of this Agreement until the Closing to maintain and operate the Business and Assets (or cause the Business and Assets to be maintained and operated) in the ordinary course of business consistent with past practice, in a reasonable and prudent manner, in full compliance with applicable laws, to maintain insurance now in force with respect to the Assets, and, subject to applicable bankruptcy law, to pay when due all costs and expenses coming due and payable in connection with the normal maintenance and operation of the Seller’s Assets. Without limiting the generality of the foregoing and without the prior written consent of the Buyer, no Seller will, except for any of the following, as set forth in Schedule 6.5, being sought pursuant to motions pending with or approved by the Bankruptcy Court as of the date hereof: (i) introduce any materially new or different method of maintenance, operation or accounting with respect to the Business and the Assets; (ii) incur any liabilities other than in the ordinary course of business, (iii) enter into, amend or terminate any employment, bonus, severance or retirement contract or arrangement, nor increase any salary or other form of compensation payable or to become payable to any executives or employees of the Business (except for the payment of a sale bonus as may be approved pursuant to the motion filed with the Bankruptcy Court), or (iv) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets, properties, rights or claims, except for sales of inventory in the ordinary course of business consistent with past practice.

6.6          Reports and Information. Each Seller shall, promptly on receipt, deliver to the Buyer copies of all notices, reports, demands, claims, appraisals, and similar information supplied by any Person asserting a Lien or by any Governmental Authority respecting the Seller’s Assets, or their ownership or operation. Prior to Closing, Sellers shall deliver to Buyer monthly financial statements within thirty (30) days of the applicable month-end, which financial statements shall be similar in scope to and shall be prepared on a consistent basis with, the monthly financial statements previously provided to Buyer.

6.7          Employees. Buyer will endeavor to offer employment, effective as of the Closing Date, to the employees of Sellers who are actively at work (including employees on vacation) with Seller on the Closing Date, on terms and conditions comparable to those currently in effect for the executive officers listed on Schedule 6.7 and on terms to be determined by Buyer for all other employees of the Debtors. Each Seller shall use its commercially reasonable efforts to encourage such employees of the Business to continue their employment until Closing and thereupon to accept and retain employment with the Buyer. Each Seller shall cooperate with Buyer in transferring employee records to Buyer, establishing new benefit plans for Buyer with respect to the employees of the Business who accept employment with Buyer, and transitioning such employees to Buyer. Except for the Severance Payments and Other Benefits, Buyer shall not assume or have responsibility for any liability or obligation with respect to any benefit plans of Sellers or any severance obligations with respect to Sellers’ employees.

6.8          Contingent Sale Bonus. Sellers shall pay to the management of Sellers, and such management shall be entitled to receive amounts in respect of, any Contingent Sale Bonus. Notwithstanding anything to the contrary in this Agreement, there shall be no Contingent Sale Bonus if, since March 4, 2007, any of the Sellers have (i) sold, leased, licensed, transferred or assigned any of the Sellers’ assets or property (tangible or intangible), other than in the ordinary course of business or other than the sale of the Hometown Threads Assets, (ii) engaged in any promotional, sales or discount or other activity that has or could reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing, (iii) deferred planned capital, advertising or other similar expenditures to periods after the Closing; or (iv) collected their accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case other than in the ordinary course of business.

ARTICLE 7

COVENANTS OF THE BUYER

The Buyer covenants and agrees with the Sellers that:

7.1          Commercially Reasonable Efforts. The Buyer shall use its commercially reasonable efforts to cause, to the extent within the Buyer’s control, the conditions set forth in Article 8 to be satisfied and to facilitate and cause the consummation of the transactions contemplated hereby.

7.2          Notice to the Sellers. The Buyer agrees to promptly notify the Sellers in writing of any information they obtain or become aware of that would indicate that a representation and warranty of the Buyer made herein or in any Schedule hereto is not correct in all material respects.

7.3          Bankruptcy Court Approval and Related Matters. The Buyer acknowledges and agrees to Article 11 and will use commercially reasonable efforts to assist the Debtors in obtaining any orders necessary to consummate the sale described herein and any orders ancillary hereto and agree to provide Sellers with information necessary to obtain such orders.

7.4          Confidentiality. The Buyer shall maintain the Confidential Information in accordance with the terms of the Confidentiality Agreement. In the event the Closing does not occur for any reason, the Buyer shall immediately return to the Sellers or destroy all copies and recordings of the Confidential Information in their possession or under their control in accordance with the Confidentiality Agreement.

ARTICLE 8

CONDITIONS TO CLOSING

8.1          Sellers’ Conditions to Closing. The obligations of the Sellers at the Closing are subject, at the option of the Sellers, to the satisfaction at or prior to the Closing of the following conditions:

(a)           All representations and warranties of the Buyer contained in this Agreement shall be true in all material respects at and as of the Closing and the Buyer shall have performed and satisfied all material obligations in all material respects required by this Agreement to be performed and satisfied by the Buyer at or prior to the Closing. The Buyer shall have provided the Sellers with certificates executed by a responsible officer of the Buyer to such effect;

(b)           No suit or other proceeding initiated by any Person other than any Seller or a person acting as any Seller’s agent shall be pending before any court or Governmental Entity seeking to restrain or prohibit or declare illegal, or seeking damages in connection with, the purchase and sale contemplated by this Agreement;

(c)           All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and all other material authorizations, consents, filings and approvals by a Governmental Authority required for the consummation of the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to Sellers, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect;

(d)	The entry by the Bankruptcy Court of the 363/365 Order; and

(e)           Buyer shall have executed and delivered the documents required to be executed and delivered pursuant to Section 3.3.

8.2          Buyer’ Conditions to Closing. The obligations of the Buyer to consummate the transactions contemplated by this Agreement at the Closing are subject, at the option of the Buyer, to the satisfaction at or prior to the Closing of the following conditions:

(a)           All representations and warranties of the Sellers contained in this Agreement shall be true in all material respects at and as of the Closing (unless such representation or warranty is qualified as to materiality in which case such representations and warranties must be free in all respects) and the Sellers shall have performed and satisfied in all material respects all obligations required by this Agreement to be performed and satisfied by the Sellers at or prior to the Closing. The Sellers shall have provided the Buyer with certificates executed by a responsible officer of the Sellers to such effect;

(b)           No suit or other proceeding initiated by any Person other than the Buyer or a person acting as the Buyer’s agent shall be pending before any court or Governmental Entity seeking to restrain or prohibit or declare illegal the purchase and sale contemplated by this Agreement or seeking damages in respect thereof;

(c)           The 363/365 Order and the Rejection Order shall have been entered by the Bankruptcy Court;

(d)           Sellers shall have executed and delivered the documents required to be executed and delivered pursuant to Section 3.2;

(e)           There shall not have occurred since January 29, 2007 any event or circumstance which has had, or is reasonably likely to result in, a Material Adverse Effect;

(f)	Intentionally deleted;

(g)           All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated, and all other material authorizations, consents, filings, waivers and approvals by (i) a Governmental Authority required for the consummation of the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to Buyer, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect and (ii) third parties (including, without limitation, the consent of Wal-Mart and waiver by Wal-Mart of non-competition provisions) that are required in order to prevent a breach of, a default under, a termination, change in the terms or conditions or modification of, or the non-assignment of, any Assumed Agreement shall have been obtained, made or given, shall be in form and substance reasonably satisfactory to Buyer, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect; and

(h)           The Sellers shall have delivered to the Buyer a written consent of Wal-Mart that (i) approves the transactions contemplated by this Agreement, (ii) consents to and approves of the assignment from the Sellers to Buyer of any and all agreements between the Sellers and Wal-Mart relating to the Business conducted in the United States, and (iii) waives and/or deems satisfied the conditions and requirements set forth in Sections 7a. and b. and 8a.1. and h. of Appendix-1 to the Master Lease Agreement, a copy of which is attached hereto as Exhibit B, which Master Lease Agreement shall have been executed by Wal-Mart and shall be in full force and effect at, or effective as of, the Closing.

ARTICLE 9

OBLIGATIONS AFTER CLOSING

The Parties shall have the following obligations after the Closing:

9.1          Payments of Taxes by the Buyer. Sellers, on the one hand, and the Buyer, on the other hand, each shall pay 50% of all sales Taxes occasioned by the sale of the Assets and all documentary filing and recording fees required in connection with the filing and recording of the Special Warranty Deeds and any assignments.

9.2          Execution; Delivery of Instruments and Assistance. The Sellers and the Buyer shall each execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and take such other actions as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate or other instrument delivered pursuant hereto or required by Applicable Law. In the event and for so long as any Party (or the Surviving Entity, as defined in Section 14.16, which for purposes of this Section 9.2 shall be considered a Party) actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business, the Assets or any PCA Subsidiary (including, without limitation, Avoidance Actions), the other Party will reasonably cooperate with the contesting or defending Party and its counsel in such contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party.

9.3          Name Change. From and after the Closing Date, Sellers shall change their names to a name that is not (and that is not confusingly similar to) “Portrait Corporation of America” or “PCA”, subject to their obligations to operate and conclude their Chapter 11 Cases, it being the intent of the Parties that from and after the Closing, Buyer shall have the sole right to conduct business under such name.

9.4          Access to Records. From and after the Closing Date, the Sellers on the one hand and Buyer on the other hand shall afford each other and their respective counsel, accountants and other representatives such access to records in respect of the Sellers’ businesses which, after the Closing, are in the custody or control of the other party and which such party reasonably requires, including in order to comply with its obligations under Law, including, but not limited to, audits by Tax authorities, or which Buyer reasonably requires to comply with its material obligations under the Assumed Liabilities or the Assumed Agreements.

9.5          Accounts Receivable/Collections. After the Closing, Sellers shall permit, and hereby authorize, Buyer to collect, in the name of Sellers, all Accounts Receivable and to endorse with the name of any Seller for deposit in Buyer’s account any checks or drafts received in payment thereof. Sellers shall promptly deliver to Buyer any cash, checks or other property that it may receive after the Closing in respect of any Accounts Receivable or other asset constituting part of the Assets.

ARTICLE 10

TERMINATION

10.1        Termination. This Agreement may be terminated as provided in Article 12 or as otherwise provided herein. This Agreement may be terminated as follows:

(a)           At any time by the mutual written agreement of the Sellers and the Buyer;

(b)           By either the Buyer, at their sole election, if the Closing shall not have occurred on or prior to June 30, 2007, and by the Sellers, at their sole election, if the Closing shall not have occurred on or prior to June 30, 2007, provided, that the Buyer or the Sellers, as the case may be, shall not be entitled to terminate this Agreement pursuant to this Section 10.1(b) if the failure of the Closing to occur on or prior to such date results primarily from such Party itself materially breaching any representation, warranty or covenant contained in this Agreement;

(c)           By either the Buyer or the Sellers, at any time after the Bankruptcy Court approves an Acquisition Proposal (this Agreement automatically terminating upon the closing of an Acquisition Proposal);

(d)           By the Buyer in the event of a material breach of this Agreement by the Sellers that has not been cured, or if any representation or warranty of the Seller shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured by June 30, 2007 or shall prevent consummation of the transactions contemplated hereby or beyond June 30, 2007;

(e)           By the Sellers, in the event of a material breach of this Agreement by the Buyer that has not been cured, or if any representation or warranty of the Buyer shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured by June 30, 2007 and shall prevent consummation of the transactions contemplated hereby or beyond June 30, 2007;

(f)           By the Buyer upon the conversion of any of the Cases to a case under Chapter 7 of the Bankruptcy Code, the dismissal of any of the Cases, or any similar commencement of liquidation proceedings relating to Sellers, other than as contemplated herein, which are not dismissed within thirty (30) days or upon the commencement of any similar actions or proceedings in or by any foreign court with respect to any Seller, which are not dismissed within thirty (30) days;

(g)           By the Buyer if any of the Sellers (i) seeks or supports Bankruptcy Court approval of an Acquisition Proposal, or (ii) executes an agreement or understanding of any kind related to an Acquisition Proposal;

(h)           By the Buyer upon the entry of an order of the Bankruptcy Court for the appointment of a trustee or examiner with managerial powers, other than at the request of Buyer or any of its Affiliates, under Bankruptcy Code Section 1104 and such trustee or examiner takes any action to interfere with or impair the plan process or the transactions contemplated by this Agreement or upon the commencement of any similar actions or proceedings in or by any foreign court with respect to any Seller;

(i)            By the Buyer if any of the representations and warranties of Seller in this Agreement were not true, complete and correct in all respects (with respect to representations and warranties qualified or limited by materiality or Material Adverse Effect) or in all material respects (with respect to representations and warranties not so qualified or limited), in each case on the date hereof or in the event of a material breach by Sellers of any of the covenants of Sellers to be complied with prior to the Closing;

(j)            By Buyer if there shall have occurred since January 28, 2007 any event or circumstance which constitutes a Material Adverse Effect; or

(k)	By Sellers pursuant to Article 12.

10.2        Effect of Termination. Upon the termination of this Agreement in accordance with Section 10.1 or Article 12, the Parties shall be relieved of any further obligations or liability under this Agreement other than (i) confidentiality obligations contained in Section 7.5, (ii) any obligations for material breaches of this Agreement occurring prior to such termination, (iii) Section 2.7 of this Agreement, and (iv) any obligations under Article 11.

ARTICLE 11

CHAPTER 11 BANKRUPTCY PROCEEDING

11.1        Sellers’ Chapter 11 Bankruptcy Proceeding. This Agreement and the transactions contemplated hereby are contingent upon the approval and authorization of the Bankruptcy Court. The Sellers shall, no later than five (5) business days after the date of this Agreement, file a motion pursuant to sections 363 and 365 of the Bankruptcy Code seeking (a) approval of the provisions of this Agreement and the transactions contemplated hereunder as a private sale to Buyer under Bankruptcy Code Section 363, (b) assumption and assignment of the Assumed Agreements to Buyer, and (c) entry of the 363/365 Order. No later than five (5) business days after the entry of the 363/365 Order, the Sellers shall file a motion seeking entry of the Rejection Order. The Sellers shall promptly advise the Buyer of any notices of objection filed with respect to this Agreement or either of the aforementioned motions, and the Sellers will provide that any such notices of objection be served upon counsel to the Buyer.

ARTICLE 12

OTHER TRANSACTIONS

12.1        Each of the Sellers agrees that it and its Affiliates, and each of its or its Affiliates’ officers, directors, employees, agents or retained representatives (each, a “Seller Representative”), will not, directly or indirectly, in any capacity, solicit, initiate or knowingly facilitate the making, submission or reaffirmation by any Person (other than the Buyer) of any inquiry, proposal or offer with respect to any Acquisition Proposal; provided, however, the Sellers and their Affiliates shall be permitted to (ii) publish notice of the hearing for approval of this Agreement in The Wall Street Journal (National Edition) and The Charlotte Observer and (ii) provide such other notice that is specifically required by the Bankruptcy Code, Bankruptcy Rules, local rules and orders or an order of the Bankruptcy Court. The Sellers shall immediately cease and shall instruct the Seller Representatives to terminate any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, if any, to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Sellers and its Affiliates.

12.2        Each Seller agrees that it will notify the Buyer promptly (within 24 hours) after such Seller’s receipt of any Acquisition Proposal, including the identity of the Person making such Acquisition Proposal and the terms and conditions of the Acquisition Proposal, which such Seller, any of the Seller’s Affiliates or any of the Seller Representatives receives after the date hereof. No Seller nor any Affiliate of any Seller shall, after the date of this Agreement, enter into any confidentiality or nondisclosure agreement that would prohibit them from providing the required information to the Buyer.

12.3        Notwithstanding Section 12.1, if at any time prior to the entry of the 363/365 Order, the Sellers or any of their Affiliates receive an unsolicited Acquisition Proposal that did not otherwise result from a breach of Section 12.1, and the Board of PCA determines in good faith, after consultation with their financial advisors and outside legal counsel, that such proposal is a Superior Proposal, and approving such Acquisition Proposal is appropriate in order for the Board to comply with its fiduciary duties under applicable Law, the Sellers may terminate this Agreement; provided, however, that if the Sellers accept a Superior Proposal, the Sellers shall pay to the Buyer the Breakup Fee upon the consummation of the transactions contemplated by any such Superior Proposal. The Sellers hereby stipulate, acknowledge and agree that (a) the Breakup Fee properly compensates the Buyer for their expenses and opportunity costs in negotiating, documenting and entering into this Agreement, (b) the Breakup Fee constitutes reasonable and appropriate consideration for the actual and necessary benefit, and the substantial contribution, the Buyer have provided to the Sellers and their respective estates by facilitating a Superior Proposal, and (c) the Breakup Fee is allowable as an administrative priority expense in the Cases pursuant to Bankruptcy Code Sections 503(b)(1) & 503(b)(3)(D).

ARTICLE 13

CASUALTY LOSS

If, prior to the Closing, all or any material portion of the Assets is destroyed by fire or other casualty, is taken in condemnation or under the right of eminent domain or proceedings for such purposes are pending or threatened, and the destruction, taking or pending or threatened taking would substantially impair the ability of the Buyer to continue to operate the Sellers’ business in the ordinary course, the

Buyer may elect to (i) terminate this Agreement whereupon no Party shall have any further obligation to the other hereunder and the Deposit will be returned, or (ii) purchase the Assets notwithstanding any such destruction, taking or pending or threatened taking (without adjustment to the Purchase Price therefore), in which case each Seller shall, at the Closing, pay to the Buyer all sums paid to the Seller by third parties by reason of the destruction or taking of the Assets to be assigned to the Buyer and shall assign, transfer and set over unto the Buyer all of the right, title and interest of the Seller in and to all unpaid awards or other payments from third parties arising out of the destruction, taking or pending or threatened taking as to the Assets to be assigned to the Buyer. No Seller shall voluntarily compromise, settle or adjust any material amounts payable by reason of any material destruction, taking or pending or threatened taking as to the Assets to be assigned to the Buyer without first obtaining the written consent of the Buyer. Nothing contained in this and Article 13 shall affect the Buyer’s ability to terminate this Agreement pursuant to any other provision hereof.

ARTICLE 14

GENERAL PROVISIONS

14.1        Notice. All notices hereunder shall be in writing, dated and signed by the Party giving the same. Each notice shall be either (i) delivered in person to the address of the Party for whom it is intended at the address of such Party as shown below, or (ii) delivered to the United States Postal Service in a secure and sealed envelope or other suitable wrapper addressed to the Party for whom it is intended at the address of such Party as provided below, with sufficient postage affixed, certified or registered mail, return receipt requested, (iii) sent by facsimile with a confirmation sheet, or (iv) delivered to a nationally recognized overnight courier service that traces any such notice. The effective date of such notice shall be the date of delivery in the event of delivery in accordance with (i) or (iii) and five (5) days after deposit in the U.S. Mail in the event of delivery in accordance with (ii). The address at which any Party hereto is to receive notice may be changed from time to time by such Party by giving notice of the new address to all other parties hereto. The addresses of the Parties, until changed in accordance with the foregoing, are:

Sellers:	Portrait Corporation of America, Inc.
815 Matthews-Mint Hill Road
Matthews, North Carolina 28105
Attn: J. Robert Wren, Jr.
Facsimile: (877) 832-2406

And copies to:

Kasowitz, Benson, Torres & Friedman LLP
1633 Broadway
New York, New York 10019
Attn: Michael D. Rosenbloom, Esq.
Facsimile: (212) 506-1800

And to counsel for the Official Committee of Unsecured Creditors of Sellers at:

Stroock & Stroock & Laven LLP
180 Maiden Lane
New York, New York 10038-4982
Attn: Kristopher M. Hansen, Esq.
Facsimile: (212) 806-6006

Buyer:	CPI Corp.
c/o Consumer Programs Incorporated
1706 Washington Avenue
St. Louis, MO 63103
Attn: Renato Cataldo, President and CEO
Facsimile: (314) 231-8150
And copies to:	Stanley H. Meadows, P.C.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
Facsimile: (312) 984-7700

14.2        Amendment. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Parties.

14.3        Payment of Costs. Except as otherwise set forth herein, the Parties shall each pay their own costs incurred in negotiating this Agreement and in consummating the transactions contemplated hereby, including any fees or commission payable to any party representing them in connection with arranging or negotiating this Agreement and transactions contemplated hereby.

14.4        Headings. The headings of the sections of this Agreement are for convenience or reference only and shall not affect any of the provisions of this Agreement.

14.5        References. References made in this Agreement, including use of a pronoun, shall be deemed to include, where applicable, masculine, feminine, singular or plural, individuals, partnerships or corporations.

14.6        Applicable Law. This Agreement and the transactions contemplated hereby shall be construed in accordance with, and governed by, the laws of the State of New York. Each of the parties hereto agrees that any proceeding brought to enforce the rights or obligations of any party hereto under this Agreement (including the Exhibits and Schedules attached hereto) or any Ancillary Agreement shall be commenced and maintained in the Bankruptcy Court, and the Bankruptcy Court shall have exclusive jurisdiction over any such proceeding.

14.7        Entire Agreement. This Agreement, the Exhibits and Schedules attached hereto, the other agreements referred to herein (in each case incorporated herein by this reference) contain the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and supersede any and all prior agreement, arrangements, and understandings, whether oral or written, between the Parties.

14.8        Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Parties and, except as otherwise prohibited, their respective successors and assigns. Nothing contained in this Agreement, or implied herefrom, is intended to confer upon any other person or entity any benefits, rights, or remedies.

14.9        Assignment. Neither the Buyer nor any Sellers may assign all or any portion of their respective rights or delegate any portion of their duties hereunder without (i) the approval of the Bankruptcy Court and (ii) the written consent of the other Parties; provided, however, that (A) Buyer may collaterally assign this Agreement to its lenders without the consent of Sellers and/or (B) Buyer may assign this Agreement in whole or in part to any direct or indirect subsidiary of Buyer so long as Buyer retains its obligations under this Agreement, subject to the terms and conditions hereof, to effect the consummation of the transactions contemplated hereby. All of the terms, provisions and conditions of this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, assigns and legal representatives.

14.10      Severability. If a court of competent jurisdiction determines that any provision of this Agreement is void, illegal or unenforceable, the other provisions of this Agreement shall remain in full force and effect and the provisions that are determined to be void, illegal or unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.

14.11      Performance. The Buyer agree to perform in accordance with the terms and conditions of this Agreement and any order of the Bankruptcy Court. In the event that Buyer recovers amounts from a third party through the pursuit of a Circular Claim (a “Circular Claim Recovery”), and such third party in turn recovers amounts from Sellers for such Circular Claim Recovery pursuant to rights of indemnification, contribution, offset or other similar rights, then Buyer shall indemnify Sellers for such amounts recovered by such third party in respect of such Circular Claim Recovery. For purposes of this Section 14.11, “Circular Claim” shall mean any claims (including, without limitation, any litigation or arbitration claims and any refunds and deposits), rights of offset or causes of action against any entity or person, for which such entity or person has rights of indemnification, contribution, offset or other similar rights against Sellers for such claims, rights of offset or causes of action.

14.12      Canadian Tax Liabilities. Buyer shall indemnify the Sellers for (a) 50% of any taxes paid by Sellers in respect of the Canadian Tax Liabilities up to $500,000 and (b) 80% of any taxes paid by Sellers in respect of the Canadian Tax Liabilities that are in excess of $500,000; provided, however, that in no event shall Buyer be obligated under this Section 14.12 to pay to Sellers any amounts in excess of $1,500,000.

14.13      Publicity. Prior to the Closing, no Party shall issue any press release or similar public announcement concerning the transactions contemplated hereby or the contents of this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, nothing in this 14.13 shall preclude any Party (or Person controlling such Party) from making disclosures required by law, regulation or Governmental Authority (or of any applicable stock or securities exchange or otherwise), or appropriate filings with the Bankruptcy Court in connection with the Chapter 11 Cases or necessary and proper in conjunction with the filing of any tax return or other document required to be filed with any Governmental Authority; provided that the Party required to make the release or statement shall allow the other Party reasonable time to comment on such release or statement in advance of such issuance.

14.14      Exhibits. For the purpose of this Agreement, references to this Agreement include all Exhibits.

14.15	Hart-Scott-Rodino Matters.

(a)           Within five (5) business days after the execution of this Agreement, or at such later time as Buyer in consultation with Sellers determines is appropriate, the Parties will compile and file (or will cause its “ultimate parent entity” (as determined for purposes of the Hart-Scott-Rodino Act) to file) with the Federal Trade Commission and the United States Department of Justice all requisite filings together with related information, data, and exhibits necessary to satisfy any applicable requirements of the Hart-Scott-Rodino Act. Sellers and Buyer shall each use their commercially reasonable efforts to respond to any government requests for information and to obtain any governmental clearances or approvals required for Closing under the Hart-Scott-Rodino Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization of restraint of trade.

(b)           Buyer is under no obligation to: (i) divest or hold separate (including by trust or otherwise) any assets and/or securities of any corporation to secure authorization by any Governmental Authority to consummate the transactions contemplated by this Agreement; or (ii) defend against any litigation, investigation, or proceeding to restrain, prevent, or enjoin in whole or in part any of the transactions contemplated by this Agreement.

14.16      Distribution of Proceeds to General Unsecured Creditors. The Debtors shall provide in their chapter 11 plan that the Buyer is an express beneficiary of the vehicle (which may be a trust, the reorganized Debtors, or another entity that is designated by the Debtors that survives the Debtors following the consummation of a chapter 11 plan (the “Surviving Entity”)) established pursuant to such chapter 11 plan to hold the proceeds of the transactions hereunder with all rights, powers and duties of a beneficiary of the Surviving Entity, and will state that the Buyer shall be entitled to (a) 50% of the distributions made by the Surviving Entity to General Unsecured Creditors that exceed $10 million (exclusive of any proceeds of Avoidance Actions and after payment to creditors senior to General Unsecured Creditors in accordance with the Bankruptcy Code and the Debtors’ chapter 11 plan) up to an aggregate recovery amount of $20 million for General Unsecured Creditors and (b) all distributions made by the Surviving Entity to General Unsecured Creditors that exceed $20 million (inclusive of any proceeds of Avoidance Actions and after payment to creditors senior to General Unsecured Creditors in accordance with the Bankruptcy Code and the Debtors’ chapter 11 plan). The Surviving Entity’s formation documents will require that the Surviving Entity provide quarterly financial statements or similar reports of the Surviving Entity to the Buyer stating the assets and liabilities of the Surviving Entity and identifying all distributions made by the Surviving Entity during the quarterly reporting period. Distributions made from the Surviving Entity for expenses of administration of the Surviving Entity shall not be included in the calculation of distributions made to General Unsecured Creditors for purposes of (a) and (b) above.

14.17      Option to Purchase Excluded Subsidiaries. At and anytime after the Closing Date, the Buyer shall have the irrevocable and unconditional option to purchase all of the equity interests or all or any portion of the assets of any Excluded Subsidiary for the price of $1 (the “Option”). The Option is exercisable in whole or in part. Neither Sellers nor the Surviving Entity shall liquidate, sell, transfer, assign, lease, license, or otherwise dispose of any of the assets or equity (whether by way of merger, consolidation, or operation of law) of any Excluded Subsidiary without first giving Buyer written notice 10 business days prior to any such disposition and the opportunity to exercise the Option with respect to such Excluded Subsidiary.

ARTICLE 15

DEFINITIONS

“363/365 Order” shall mean a final, non-appealable order of the Bankruptcy Court entered pursuant to Bankruptcy Code Sections 363 or 365 that (i) is in form reasonably satisfactory to the Buyer and Sellers, (ii) approves the sale of the Assets to the Buyer pursuant to the terms of this Agreement and the provisions of the Bankruptcy Code (including, without limitation, Bankruptcy Code Section 363), and (iii) approves the Sellers’ assignment of all of the Assumed Agreements to the Buyer pursuant to Section 365 of the Bankruptcy Code. The 363/365 Order shall provide, inter alia, that the transfer of the Assets by the Sellers to the Buyer shall: (i) be free and clear of all Liens except Permitted Liens; (ii) constitute a legal, valid and effective transfer of the Assets, which shall be binding upon any subsequent Chapter 11 trustee that may be appointed in the Cases or the reorganized Sellers or the appropriate representative of the reorganized Sellers; (iii) constitute a transfer in exchange for reasonably equivalent value and fair consideration under the Bankruptcy Code and the laws of the United States, any State, territory, possession or the District of Columbia; (iv) constitute a transaction undertaken in good faith on behalf of the Buyer and each Seller; and (v) not subject the Buyer to any liability by reason of the purchase under any state, territorial or federal law, including liability for any matter relating to the Assets as a successor transferee. The 363/365 Order shall also contain provisions finding that all existing defaults in the Assumed Agreements to be assigned to the Buyer have been cured and/or establishing the Cure Costs, if any, which must be paid by Buyer in order to cure the Assumed Agreements.

“Accounts Receivable” shall mean all accounts receivable of the Sellers.

“Acquisition Proposal” shall mean any formal letter of intent, proposal or offer from any Person (other than the Buyer) relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean direct or indirect acquisition (regardless of form and whether in a single transaction or a series of related transactions) of the Business or the assets of the Sellers or the PCA Subsidiaries (excluding sales of assets in the ordinary course of business) equal to more than fifty percent (50%) of the Sellers’ and PCA Subsidiaries’ consolidated assets or to which more than fifty percent (50%) of their consolidated revenues or earnings are attributable.

“Adjustment Statement” shall mean a statement of the Non-Ordinary Course Liabilities and the Investment Shortfall and such documentation reasonably necessary to support the Non-Ordinary Course Liabilities and the Investment Shortfall, which shall include a consolidated balance sheet of the Sellers and PCA Subsidiaries as of the Closing Date.

“Affiliate” means, with respect to any Person, any direct or indirect subsidiary or such Person, and any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person.

“Affiliate Claims and Actions” means any and all claims and actions which a trustee, debtor-in-possession or other appropriate party in interest may hold or assert on behalf of the Debtors or their estates under applicable non-bankruptcy law or Chapter 5 of the Bankruptcy Code, including actions under one or more provisions of Sections 541, 542, 543, 544, 545, 546, 547, 548, 549, 550, 551, and 553 against any PCA Subsidiary or any property or assets of a PCA Subsidiary.

“Ancillary Agreements” shall mean any ancillary agreements hereto to which each Party is or will be a party.

“Applicable Law” shall mean, with respect to any Person, any federal, state or local law (including common law), statute, code, ordinance, rule ,regulation, or other requirement enacted, promulgated, issued or entered by a Governmental Authority, that is applicable to such Person or its business, properties or assets.

“Assets” shall have the meaning set forth in Section 1.2.

“Assumed Agreements” shall mean all contracts listed on Schedule 1.2(a).

“Assumed Liabilities” shall have the meaning set forth in Section 2.2.

“Avoidance Actions” means any and all actions which a trustee, debtor-in-possession or other appropriate party in interest may assert on behalf of the Debtors or their estate under applicable state statute or Chapter 5 of the Bankruptcy Code, including actions under one or more provisions of Sections 542, 543, 544, 545, 546, 547, 548, 549, 550, 551, and 553, excluding Affiliate Claims and Actions.

“Bankruptcy Court” shall have the meaning set forth on the Recitals.

“Breakup Fee” shall mean the aggregate amount equal to Three Million Dollars $3,000,000, plus Buyer’ reasonable out of pocket expenses incurred in the evaluation of the Business, the negotiation and execution of this Agreement and attempting to obtain financing to complete the transactions contemplated by this Agreement to be paid by the Sellers in immediately available funds in accordance with Article 12.

“Business” shall mean the businesses of the Sellers and the PCA Subsidiaries, including, without limitation, the provision of professional portrait photography products and services.

“Buyer Material Adverse Event” shall mean any event occurring after the date hereof that would materially hinder the Buyer’ ability to consummate the transactions contemplated by this Agreement, excluding any such material event to the extent resulting from the economy or securities markets in general, or any outbreak of hostility, terrorist activities, war, or act of God.

“Canadian Tax Liabilities” shall mean all obligations or liabilities of Sellers or any of the PCA Subsidiaries in respect of a pre-petition Canadian tax assessment regarding disagreed items on Canadian audits relating primarily to transfer pricing issues between the United States and Canada for photo pricing, management fees and mediation fees.

“Cases” shall have the meaning set forth on the Recitals.

“Cash” shall mean all cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP applied on a basis consistent with the Financial Statements.

“Cash Consideration” shall mean the sum of One Hundred Million Dollars ($100,000,000).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.1.

“Confidential Information” shall have the meaning set forth for “Evaluation Material” as such term is defined in the Confidentiality Agreement.

“Contingent Sale Bonus” shall mean an amount equal to any positive value in the Investment Shortfall Adjustment Amount up to and not in excess of $1,400,000, which is to be allocated to the management of Sellers as a sale bonus, the existence of which is contingent upon the satisfaction of the covenants set forth in Section 6.8.

“Contract” means any agreement, arrangement, contract, lease, purchase order, sale order or commitment, or any series of related agreements, arrangements, contracts, leases, purchase orders, sale orders, or commitments.

“Cure Costs” means, in the aggregate, all costs for any available cures (pursuant to Section 365 of the Bankruptcy Code and described in any Order of the Bankruptcy Court relating to such cure liability) of any Assumed Agreements.

“Deposit” means an amount equal to Three Million Dollars $3,000,000.

“DIP Facility” means the credit facilities created and maintained under that certain Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated September 5, 2005, by and among the Sellers and Wells Fargo Foothill, Inc, as amended, supplemented or otherwise modified.

“EBITDA” means for any period (i) the consolidated net income of the Business during such period, plus (ii) to the extent (but only to the extent) deducted in determining such net income (A) income Taxes paid by Sellers during such period, (B) net interest expense paid by Sellers during such period, (C) amortization expenses and (D) depreciation expenses, in each case determined on a consolidated basis in accordance with GAAP.

“Employee Plan(s)” shall mean each plan, program, or other arrangement, whether or not set forth in a collective bargaining agreement, providing for severance, termination pay, performance awards, stock or stock related awards, or employee benefits, including, without limitation each “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Environmental Law” means all laws, rules and regulations relating to pollution, contamination, preservation or protection of human health or safety or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, those relating to actual or threatened emissions, spills, discharges, depositions or releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, recycling, reclamation, transport or handling of Materials of Environmental Concern.

“Environmental Liability” means any actual or alleged responsibility or liability (including, without limitation, potential liability for investigatory costs, management costs, monitoring costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or relating to (x) the presence, emission, spill, discharge, deposit or release into the environment of any Material of Environmental Concern at any location, whether or not owned, operated or used by the Business or any of the Assets or (y) any violation, or alleged violation, of any Environmental Law.

“Equipment” shall mean (a) the furniture, machinery, equipment, tables, chairs, cash registers, computer equipment and license of related software, photography equipment, display cases, shelves, lights, uniforms, signs, cabinets, racks, ornaments and (b) any of the foregoing which are leased by the Sellers pursuant to the Equipment Leases.

“Equipment Leases” shall mean all agreements or documents under which any Seller claims or holds a leasehold or other interest or right to the use Equipment, including those set forth on Schedule 1.2(a) hereto .

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” shall have the meaning set forth in Section 1.3.

“Excluded Contracts” shall mean all agreements of Sellers other than Assumed Agreements.

“Excluded Liabilities” shall have the meaning set forth in Section 2.2.

“Excluded Subsidiaries” shall mean the subsidiaries listed in Table 3 of Exhibit A to this Agreement.

“GAAP” means United States generally accepted accounting principles.

“General Unsecured Creditors” shall mean, collectively, those creditors designated as Class D in the Debtors’ First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated March 28, 2007.

“Governmental Approvals” shall mean those approvals, authorizations, confirmations, consents, exemptions and orders from Governmental Authorities and the making of all necessary registrations and filings (including, without limitation, filings with Governmental Authorities) and the taking of all reasonable steps as may be necessary (a) to consummate the transactions contemplated herein under applicable Law or (b) for Buyer to operate the Business after Closing.

“Governmental Authority” shall mean any national, federal, state, provincial, local or foreign government, or any subdivision, agency, instrumentality, authority, department, commission, board or bureau thereof, or any federal, state, provincial, local or foreign court, tribunal, or arbitrator, including, without limitation, the Bankruptcy Court.

“Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hometown Threads Assets” shall mean all assets to be sold pursuant to the Motion Pursuant to 11 U.S.C. 105(a), 363(b), (f) and (m), 363(a), 1146(c) and Bankruptcy Rule 6004(f)(1) for Order Approving Sale of Debtors’ Hometown Threads, LLC Business, dated April 6, 2007 [Docket No. 396].

“Intellectual Property” shall mean all patents, trademarks, trade names, service marks, trade dress, copyrights, applications for registration of any of the foregoing, and brand names, inventions, processes, know how, trade secrets, all databases, data collections, source code, all domain names, any moral and economic rights of authors and inventors, however denominated, throughout the world, and any similar or equivalent rights to any of the foregoing anywhere in the world.

“Inventory” shall mean all inventories including as of the Closing Date.

“Investment Shortfall” shall mean an amount equal to the sum of (x) $4,725,000 and (y) the Investment Shortfall Adjustment Amount less (z) the amount of any Contingent Sale Bonus; provided, however, that the Contingent Sale Bonus may not exceed the lesser of the Investment Shortfall Adjustment Amount and $1,400,000.

“Investment Shortfall Adjustment Amount” shall mean an amount (which amount may be positive or negative) equal to (x) $20,900,000 minus (y) the Net DIP Balance as of the Closing Date minus (z) accrued and unpaid professional fees as of the Closing Date.

“Leased Real Property” shall mean each parcel of real estate leased by any Seller, or in which any Seller has a leasehold or other interest, including (i) those on which a portrait studio of any Seller is located and (ii) those used in connection with the Business.

“Licenses” shall mean all business licenses, occupancy permits and other permits, authorizations on approvals held by any of the Sellers.

“Liens” shall mean any liens (including, without limitation, any inchoate liens and any liens for taxes, materialmen, laborer, or mechanics’ liens, judgment liens, liens imposed by operation of law, contractual liens, and liens arising out of or resulting from any employment agreements, employee benefits plans or laws, or collective bargaining agreements), encumbrances, burdens, claims, demands, judgments, orders, writs, injunctions, decrees, and arbitral awards, attachments, charges, security interests, mortgages, deeds of trust, pledges, hypothecations, adverse claims of title, preferential rights of purchase and/or first refusal rights, options, contracts for sale, transfer, or other disposition, and any claims or rights of any kind, description or nature whatsoever of or in favor of any creditors, governmental entities, or third parties, whether or not any of the above arose, accrued, or relate to any time periods before or after the filing of the Cases, and whether or not a Chapter 11 or Chapter 7 trustee is hereafter appointed in the Cases for any reason.

“Material Adverse Effect” shall mean with respect to the Sellers, the Assets or the Business, as the context requires, any event or occurrence which will materially affect the business, operations, properties, financial condition, Assumed Liabilities, prospects or results of operations of the Assets or the Business, as the case may be, taken in each case as a whole including, without limitation any change, development or effect that has had, or would reasonably be expected to have or result in, (i) a negative impact to the consolidated annualized EBITDA of the Business of $5 million or more, (ii) a negative impact to the consolidated annualized revenue of the Business of $10 million or more, or (iii) a decrease in consolidated assets or an increase in consolidated liabilities of the Business in a net amount in excess of $7 million; provided, however, that any (A) change in general economic or industry-wide conditions that does not effect the Business disproportionately, (B) change in law or accounting standards or interpretations thereof that is of general application, (C) adverse effect that is solely the result of the execution or announcement of this Agreement or the transactions contemplated hereby or the consummation thereof, or (D) impairment of assets as a result of testing performed under the Sellers’ annual year end audit for fiscal year 2006 in conjunction with applicable accounting pronouncements, shall not be taken into account for purposes of determining a Material Adverse Effect hereunder.

“Material Contracts” shall mean (i) any Contract requiring payments by any Seller, or resulting in receipts or disbursements by any Seller of amounts, in excess of $100,000 during any 12 month period, (ii) any contract that is material to the operation of the Business, (iii) all agreements evidencing any warranty obligation of any Seller with respect to goods sold or leased by it, (iv) all agreements imposing on any Seller any non-competition or similar obligation, (v) any employment contract or agreement with any current employee of any Seller, that is currently in effect, in whole or in part, under which the employment of such employee (A) is not “at will” or requires any payment by any Seller to such employee on termination of employment or a change of control of either Seller, or (B) cannot be cancelled by either Seller or any Other Company without penalty, (vi) each contract or agreement with any retired employee, or consulting contract or agreement which in such case cannot be cancelled by any Seller without penalty or liability and upon not more than sixty (60) days notice, (vii) any union Contract or collective bargaining agreement, (viii) any joint venture Contract or other Contract that has involved or is expected to involve a sharing of profits with other Persons, (ix) any agreement of indemnification, or (x) any Contract relating to the disposition or acquisition of assets by any Seller having a value in excess of $25,000 (other than Contracts for the sale of inventory in the ordinary course of business, (xi) all Real Property Leases, Subleases and Equipment Leases, (xii) all insurance policies, and (xiii) all software licenses or other licenses or agreements relating to the use of Intellectual Property.

“Materials of Environmental Concern” means dangerous goods, hazardous, toxic, prohibited or regulated substances, materials, pollutants, contaminants, special waste, radioactive or source material,

hazardous waste or wastes as defined in or regulated by any Environmental Laws, including, without limitation, petroleum, petroleum byproducts, hazardous waste as defined and regulated under RCRA, PCBs, mercury, lead, asbestos and radioactive materials.

“Net DIP Balance” means an amount equal to the aggregate amounts outstanding under the DIP Facility minus the aggregate amount of Cash (but not including Other Cash on Hand) held by the Sellers and PCA Subsidiaries as of the Closing Date.

“Non-Ordinary Course Liabilities” shall mean (i) any and all non-ordinary course liabilities of the PCA Subsidiaries (including all Severance Payments and Other Benefits), (ii) all accounts payable of any Seller or PCA Subsidiary to any Person other than Wal-Mart that have been outstanding for more than thirty (30) days from the date of accrual for such accounts payable, (iii) all accounts payable of any Seller or PCA Subsidiary to Wal-Mart that have been outstanding for more than ninety (90) days from the date of accrual for such accounts payable, and (iv) the accounts payable of the Sellers set forth in Exhibit C attached hereto as of the Closing Date.

“Order” shall mean any final, non-appealable writ, judgment, decree, injunction or similar order, writ, ruling, directive or other requirement of any Governmental Entity (in each case whether preliminary or final).

“Other Cash on Hand” means all Cash held in any petty cash or similar accounts at each of the Debtors locations.

“Outstanding Indebtedness” shall mean (i) all debts, liabilities, losses, bank indebtedness, mortgages and guarantees, (ii) all other obligations for borrowed money, (iii) all obligations evidenced by bonds, debentures, notes, or other similar instruments, (iv) all reimbursement or other obligations in respect of letters of credit, bankers' acceptances, interest rate swaps, or other financial products, (v) all obligations under capital leases, (vi) any other obligation guaranteeing or intended to guarantee any obligation or liability, (vii) all obligations of the types described in the foregoing (i) through (vi) that are secured by a Lien, or (viii) interest, fees, fines, pre-payment penalties or other similar payments related to the foregoing (i) through (viii).

“Owned Real Property” shall mean each parcel of real property owned by a Seller as set forth on Schedule 1.2(b) attached hereto.

“PCA” shall mean Portrait Corporation of America, Inc.

“PCA Subsidiaries” shall mean the subsidiaries listed in Table 2 of Exhibit A to this Agreement.

“Permitted Encumbrances” shall mean the restrictions, easements, reservations, covenants, rights of way or other similar matters of title and zoning ordinances, restrictions, prohibitions and other requirements imposed by a Governmental Authority as set forth in the Special Warranty Deeds delivered by the Sellers hereunder.

“Permitted Liens” means (i) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory encumbrances arising or incurred in the ordinary course and that are for amounts (A) that are not material in amount or effect and (B) that are either not yet due or delinquent or are otherwise being contested in good faith by appropriate proceedings, (ii) liens for Taxes, assessments and other governmental charges for amounts (A) that are not material in amount or effect and (B) that are either not due or payable or are being contested in good faith by appropriate proceedings, (iii) zoning restrictions, easements, licenses, reservations, provisions, covenants, < /p>

waivers, rights-of-way, restrictions, minor irregularities of title (and with respect to Real Property Leases, mortgages, obligations, Liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord, ground lessor or owner of the leased property, with or without consent of the lessee) and other similar charges or encumbrances with respect to real property not interfering in any material respect with the ordinary conduct of the business of Sellers and which do not secure obligations for payment of money, (iv) Liens incurred in the ordinary course of business for amounts (A) that are not material in amount or effect and (B) that are either not yet due or delinquent or are otherwise being contested in good faith by appropriate proceedings, and (v) liens or encumbrances imposed by any contract or any Law governing a License for amounts (A) that are not material in amount or effect and (B) that are either not yet due or delinquent or are otherwise being contested in good faith by appropriate proceedings.

“Person” shall mean any individual, corporation, partnership, joint venture, trust, limited liability company, business association, Governmental Entity or other entity.

“Purchase Price” shall mean the sum of the Cash Payment as adjusted pursuant to Section 2.5.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Leases” shall mean all agreements or documents under which any Seller claims or holds a leasehold or other interest or right to the use of the Leased Real Property as set forth on Schedule 1.2(c) hereto.

“Rejection Order” shall mean a final, non-appealable Order of the Bankruptcy Court rejecting all Excluded Contracts, in form and substance reasonably satisfactory to Buyer.

“Severance Payments and Other Benefits” means (i) all severance liabilities owed to the persons at any time before or after the Closing Date to the persons set forth in Schedule 15.1 to this Agreement in the amounts set forth opposite their names on such Schedule and (ii) all employee benefits pertaining to any person employed by the Seller prior to the Closing Date who is also employed by the Buyer after the Closing Date, which, for purposes of Sections 2.1 and 2.5, and the definition of Non-Ordinary Course Liabilities, shall be deemed to be equal to $1,955,062 in the aggregate. For purposes of this definition and as to the individuals listed on Part A of Schedule 15.1, severance liabilities shall be “owed” to each of such individuals (i) in the event that (A) such individual was employed by Buyer upon the consummation of the transactions contemplated by this Agreement and (B) the employment of such individual was subsequently terminated by Buyer for any reason other than for cause or (ii) in the event that (A) Buyer does not offer such individual employment on the terms and conditions at least comparable to those in effect for such individual as of the date of this Agreement and (B) such individual does not become employed by Buyer upon the consummation of the transactions contemplate by this Agreement (each of the foregoing clause (i) and (ii) being subject to applicable employment agreements and benefit arrangements, whether or not previously approved by the Bankruptcy Court); provided that severance liabilities with respect to the items in Part B of Schedule 15.1 shall be deemed “owed” (subject to applicable employment agreements and benefit arrangements, whether or not previously approved by the Bankruptcy Court) irrespective of the foregoing.

“Subleases” shall mean the subleases entered into by any Seller as set forth on Schedule 1.2(c) hereto.

“Superior Proposal” shall mean an Acquisition Proposal which is on terms and conditions that the Board of PCA determines in its good faith and reasonable judgment to be more favorable than the one contemplated by this Agreement, taking into account at the time of determination all legal, financial, regulatory and other aspects of the proposal and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal and any other factors it determines to be appropriate.

“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, levies, penalties or other assessments of any kind whatsoever imposed by an federal, state, local or foreign taxing authority, including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalties or additions attributable thereto or (ii) liability for the payment of any amounts of the type described in clause (i) above as a result of being a party to any agreement or any express or implied obligation to indemnify or otherwise succeed to the liability of any other Person.

“Tax Code” shall mean the Internal Revenue Code of 1986, as it has been and may be amended.

“Trade Payables” shall mean the post petition trade payables of the Sellers incurred in the ordinary course of business consistent with past practice under the categories as set forth on Exhibit D attached to this Agreement.

“Treasury Regulations” shall mean the federal income tax regulations promulgated under the Tax Code, as amended, including any temporary and proposed regulations.

“Wal-Mart” shall mean Wal-Mart Stores, Inc. and any affiliate thereof that has a contract with a Debtor.

“Workers Compensation Liabilities” shall mean all accrued liabilities of the Debtors for claims asserted by employees for injuries suffered while employed by the Debtors and covered by state workers compensation laws or similar statutes arising either before or after the filing of the Cases.

“Workers Compensation Liabilities Adjustment” shall mean an amount equal to $3,900,000 reflecting an agreed sharing of the Workers Compensation Liabilities assumed by the Buyer.

Remainder of Page Intentionally Left Blank.

Signature Page(s) to Follow.

EXECUTION COPY

This Purchase and Sale Agreement is executed by the parties hereto on the date set forth above.

SELLERS:	Portrait Corporation of America,
Inc.
By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	Chairman, President & CEO

PCA LLC
By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	Chairman, President & CEO

American Studios, Inc.
By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	President

PCA Photo Corporation of Canada,
Inc.

By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	President

PCA National LLC

By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	President

PCA Finance Corp.

By: /s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	President

Photo Corporation of America

By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	President

PCA National of Texas, LP

By:	/s/ R. David Alexander, Jr.
Name:	R. David Alexander, Jr.
Title:	President of General Partner

BUYER:	CPI CORP.

By:	/s/ Renato Cataldo
Name:	Renato Cataldo
Title:	President and Chief Execuive Officer

Exhibit A:	Subsidiaries
Exhibit B:	Wal-Mart Agreement
Exhibit C:	Non-Ordinary Course Liabilities
Exhibit D:	Trade Payables
Exhibit E:	Accrued Compensation

The above exhibits have been omitted. CPI Corp. agrees to furnish the exhibits supplementally to the SEC upon request by the SEC.